FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010
Commission File Number 333-155256
Nippon Mining Holdings, Inc.
(Translation of registrant’s name into English)
10-1, Toranomon 2-Chome, Minato-ku, Tokyo 105-0001, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:
1.	Notice of Resolution of the Extraordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nippon Mining Holdings, Inc.
(Registrant)
Date: January 27, 2010	By	/s/ Fumio Ito
Fumio Ito
Managing Director

Securities code: 5016

THE FOLLOWING IS A REFERENCE TRANSLATION OF THE JAPANESE LANGUAGE ORIGINAL VERSION, AND IS PROVIDED FOR YOUR CONVENIENCE ONLY. THE JAPANESE ORIGINAL VERSION OF THE NOTICE IS THE SOLE OFFICIAL VERSION AND IN THE EVENT OF ANY DISCREPANCY BETWEEN THE JAPANESE ORIGINAL VERSION AND THE ENGLISH TRANSLATION, THE JAPANESE ORIGINAL VERSION SHALL PREVAIL.
January 27, 2010
Mitsunori Takahagi
President and Chief Executive Officer
Nippon Mining Holdings, Inc.
10-1 Toranomon 2-chome, Minato-ku, Tokyo
Notice of Resolution of the Extraordinary General Meeting of Shareholders
The following matters were resolved as described below at the Extraordinary General Meeting of Shareholders of Nippon Mining Holdings, Inc. (“Nippon Mining”) held today.
Matters resolved
Item 1: Approval of Share Transfer Plan
This proposal was passed without modification.
     A proposal of identical content was also passed at the extraordinary general meeting of shareholders of Nippon Oil Corporation (“Nippon Oil”).
     Consequently, and subject to regulatory approval set out in the relevant laws, Nippon Mining and Nippon Oil have decided to establish JX Holdings, Inc. via a Share Transfer to be effected on April 1, 2010 (the “Date of Incorporation”), and to become wholly owned subsidiaries of that company.
Following are the main details of the Share Transfer Plan.
1.	Corporate name and location of head office of the new company (the “Holding Company”) to be established via Share Transfer
1)	Corporate name: JX Holdings Kabushiki Kaisha

2)	Location of head office: 6-3 Otemachi 2-chome, Chiyoda-ku, Tokyo
2.	Directors of the Holding Company at the time of incorporation
Shinji Nishio, Mitsunori Takahagi, Shigeo Hirai, Kiyonobu Sugiuchi, Yukio Yamagata, Kazuo Kagami, Ichiro Uchijima, Junichi Kawada, Yasushi Kimura, Isao Matsushita, Makoto Koseki, Masanori Okada, Etsuhiko Shoyama, Juichi Takamura, Masahiro Sakata, Hiroshi Komiyama

3.	Statutory Auditors of the Holding Company at the time of incorporation
Fumio Ito, Hideo Tabuchi, Masao Fujii, Hidehiko Haru, Hiroyasu Watanabe, Mitsudo Urano
4.	Accounting auditor of the Holding Company at the time of incorporation
Ernst & Young ShinNihon LLC
5.	Number of shares to be issued to shareholders by the Holding Company upon the Share Transfer
The total sum of the numbers set forth in the following items.

(1)	The number obtained by multiplying the total number of the issued shares of common stock of Nippon Mining at the end of the day immediately preceding the Date of Incorporation of the Holding Company by 1.00.

(2)	The number obtained by multiplying the total number of the issued shares of common stock of Nippon Oil at the end of the day immediately preceding the Date of Incorporation of the Holding by 1.07.
6.	Allocation of shares mentioned in the preceding item (5).
The Holding Company shall allot the shares of common stock of the Holding Company to the shareholders of Nippon Oil or Nippon Mining whose names appear on the latest registers of shareholders as of the day immediately preceding the Date of Incorporation of the Holding Company at the ratios set forth in the following items, respectively.
(1)	1.00 shares of common stock of the Holding Company per one (1) share of common stock of Nippon Mining to the shareholder of Nippon Mining.

(2)	1.07 shares of common stock of the Holding Company per one (1) share of common stock of Nippon Oil to the shareholder of Nippon Oil.
7.	Number of shares constituting one unit

100 shares

8.	Paid-in capital and capital reserves of the Holding Company
1)	Paid-in capital: ¥100.0 billion

2)	Capital reserve: ¥25.0 billion

3)	Earned surplus reserve: ¥0

Item 2: Partial Amendment of the Articles of Incorporation
The proposal was passed without modification, and the following changes were made.

(amended sections are underlined)

Pre-amendment articles of incorporation	Post-amendment articles of incorporation
(Record Date for Ordinary General Meeting of Shareholders)
Article 11 The record date for determining shareholders with voting rights to be convened to the Company’s ordinary general meeting of shareholders shall be March 31 of each year.
[Deleted]

Article 12 — Article 40 [Provisions Omitted]	Article 11 — Article 39 [Provisions unchanged]
These changes to the articles of incorporation will take effect on March 31, 2010, provided that the Share Transfer Plan detailed in Item 1 above remains in effect and has not been canceled by the day immediately preceding March 31, 2010.
For reference:
In accordance with Article 38 (Record Date for the Payment of Dividends) of Nippon Mining’s articles of incorporation, Nippon Mining will pay dividends (i.e., a year-end dividend) for fiscal year 2009 (from April 1, 2009 to March 31, 2010) to shareholders or registered pledgees who are recorded in the latest shareholders’ register as of March 31, 2010 pursuant to the resolution of the Nippon Mining’s board of directors to be held in May 2010. For fiscal year 2009, Nippon Mining intends to pay a year-end dividend of ¥7.50 per share.